EXHIBIT 99.1

Qatar Petroleum and Hydro plan world-class aluminium project

Oslo (2004-12-05): A Heads of Agreement between Qatar Petroleum and Hydro was signed in Doha today by HE Abdullah Bin Hamad Al-Attiyah, Second Deputy Premier, Minister of Energy and Industry, Chairman of the Board of Directors and Managing Director of Qatar Petroleum and Hydro.s President and CEO, Eivind Reiten.

Qatar Petroleum and Hydro are planning to develop one of the world.s largest aluminium plants in Qatar, an ideal location for serving growing markets in Asia, Europe and also North-America. Planned capacity of a first phase is 570,000 tonnes of primary aluminium. Qatar Petroleum is a major producer of natural gas and has contributed to developing several industrial projects in Qatar based on its vast gas reserves. Primary aluminium production will represent a new step in industrial diversification in Qatar. For Hydro, one of the world.s three largest integrated aluminium companies, the project will be a major strategic investment, improving relative cost position in primary production and further strengthening its positions in global metal markets.

The planned project involves the construction of an aluminium metal plant, anode plant and casthouse, in addition to a dedicated power plant. Production will be based on Hydro.s reduction cell technology. The plant will be built in the Mesaieed Industrial Area, south of Doha.

The project is planned to reach full capacity during 2009.

HE Abdullah Bin Hamad Al-Attiyah, Second Deputy Premier, Minister of Energy and Industry, Chairman of the Board of Directors and Managing Director of Qatar Petroleum stated: .Qatar is a strategic location for this project and has proven natural gas reserves of more than 900 trillion cubic feet, the world.s second largest reserves, representing secure and competitive supplies for power production. The policy of the government of Qatar is to utilize the country.s natural resources for economic and industrial development. Participation in a project for primary aluminium production fits this policy. Qatar offers a well developed industrial infrastructure and business climate. Excellent market flexibility between Europe and Asia, with a potential to serve the US market, ensuring highly competitive cost to market, makes Qatar a good strategic location for the production of primary aluminium.

Hydro.s President and CEO, Eivind Reiten, stated that Hydro.s technology, competence and market positions will help leverage the value of the project.

"A major primary aluminium production unit in Qatar will be a very important step to strengthen our position as a top tier global aluminium company. This project will also strengthen the good long-standing relationship between Hydro and Qatar. Hydro has operated successfully in Qatar for 35 years in close cooperation with Qatar Petroleum (the former Qatar General Petroleum Corporation). We are looking forward to developing and implementing the project, once the final negotiations and detailed engineering have been successfully completed," said Reiten upon signing the agreement.

SOLID MARKET PROSPECTS

Markets for aluminium products and solutions are continuing its healthy growth as the metal offers unique benefits in terms of light weight, strength, conductivity and good energy absorption. In addition, it is easy to form and process, impermeable and odourless and is easily recycled. This has led to an annual global growth in the use of global primary aluminium of 3-4 percent in recent decades. Forecasts support that this development will continue, with the highest growth expected in China and other emerging economies.

Over the years, Hydro has developed a leading position in the aluminium market in Europe. The company also has a strong position in the US and is about to establish basis for further growth in Asia. The unique Hydro Metal Supplier Concept has been instrumental for this profitable growth and allows the company to go to market with more than 3.3 million tonnes of metal products, well beyond the current equity primary aluminium production totalling around 1.5 million tonnes. The additional 1.8 million tonnes are mainly based on remelted scrap and ingots, as well as metal products supplied by strategic partners.

THE PROJECT

The project will consist of power generation, primary aluminium production and anode production, as well as a casthouse producing value added aluminium metal products.

To serve the aluminium production with required stable supplies of power, approximately 1,000 MW for the first phase, a new dedicated power plant will be constructed. The plant site is sufficient for more than a doubling of the primary aluminium production capacity, up to 1.2 million tonnes per year.

The power plant, as well as the primary aluminium plant, will be owned 51 percent by Qatar Petroleum and 49 percent by Hydro.

The product casthouse will have the capacity to produce value-added products from all of the pot room metal. As Hydro is a global leader in the production, sales and marketing of aluminium metal products, Hydro will be responsible for marketing all casthouse products through its global system. The casthouse will be owned 51 percent by Hydro and 49 percent by Qatar Petroleum.

INVESTMENT

Preliminary estimate for the total project is approximately 3 billion USD. Hydro.s share of the investment is estimated to be around 1.5 billion USD. The smelter is projected to have an investment per ton capacity in the region of 4000 USD, comparing favorably to other greenfield projects.

The low investment cost per tonne, combined with a long-term, competitive gas contract, will ensure a robust project, exceeding Hydro.s profitability targets.

PROJECT EXECUTION

Construction is expected to be similar to Hydro.s recently completed project in Sunndal, Norway. Hydro has successfully completed several major investment projects in its oil and gas activities, in aluminium and in polymers in recent years, including major projects in Qatar.

At the same time, Hydro is preparing to phase out older Soderberg potlines at its primary aluminium plants in Ardal and Hoyanger, Norway, latest by the end of 2006, with approximately 70,000 tonnes annual production capacity, in order to meet future emission standards. Hydro is also reviewing the viability of its primary aluminium plants in Germany, where the anticipated increased costs for electric power and the strong Euro constitute major challenges.

ABOUT THE PARTNERS

Qatar Petroleum (previously known as Qatar General Petroleum Corporation) was established in 1974 as a national corporation completely owned by the State of Qatar. Qatar Petroleum is responsible for all oil and gas industry processes in Qatar and abroad, including the exploration and drilling for oil, natural gas and other hydrocarbon substances, production, refining, transport and storage of the aforementioned substances and any of their derivatives and by-products, as well as trading in, distribution, sale and export of these substances.

Hydro is a Fortune 500 energy and aluminium supplier operating in more than 40 countries. The company is a leading offshore producer of oil and gas, the world.s third-largest aluminium supplier and a leader in the development of renewable energy sources. Hydro.s 36,000 employees create value by strengthening the viability of the customers and communities we serve.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

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Contact
Idar Eikrem
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E-mail Idar.Eikrem@hydro.com

Thomas Knutzen
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E-mail Thomas.Knutzen@hydro.com

Hydro Aluminium
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